COMMENTS RECEIVED ON JUNE 7, 2016 & JUNE 10, 2016

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES VII (File No. 811-03010)

Fidelity Advisor Biotechnology Fund, Fidelity Advisor Communications Equipment Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Electronics Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Financial Services Fund, Fidelity Advisor Health Care Fund, Fidelity Advisor Industrial Fund, Fidelity Advisor Real Estate Fund, Fidelity Advisor Technology Fund, and Fidelity Advisor Utilities Fund

FIDELITY SELECT PORTFOLIOS (File No. 811-03114)

Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Finance Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Electronics Portfolio, Energy Portfolio, Energy Service Portfolio, Environment and Alternative Energy Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Heath Care Services Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Equipment and Systems Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and IT Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio, Fidelity International Real Estate Fund, Fidelity Real Estate Investment Portfolio, and Fidelity Telecom and Utilities Fund

FIDELITY COVINGTON TRUST (File No. 811-07319)

Fidelity MSCI Consumer Discretionary Index ETF, Fidelity MSCI Consumer Staples Index ETF, Fidelity MSCI Energy Index ETF, Fidelity MSCI Financials Index ETF, Fidelity MSCI Health Care Index ETF, Fidelity MSCI Industrials Index ETF, Fidelity MSCI Information Technology Index ETF, Fidelity MSCI Material Index ETF, Fidelity MSCI Telecommunication Services Index ETF, Fidelity MSCI utilities Index ETF, and Fidelity MSCI Real Estate Index ETF

VARIABLE INSURANCE PRODUCTS FUND IV (File No. 811-03759)

Consumer Discretionary Portfolio, Consumer Staples Portfolio, Energy Portfolio, Financial Services Portfolio, Health Care Portfolio, Industrials Portfolio, Materials Portfolio, Real Estate Portfolio, Technology Portfolio, Telecommunications Portfolio, Utilities Portfolio

PRELIMINARY PROXY STATEMENT FILED ON JUNE 3, 2016

SHAREHOLDER MEETING DATE SEPTEMBER 14, 2016

1. Proposal #3 - To modify the fund's fundamental concentration policy.

C: The Staff doesn't believe that Proposal 3 meets the requirements of Section 8(b)1 of the 1940 Act and also Item 4(a) of Form N-1A.

R: Although we believe the language in Proposal 3 is consistent with the Investment Company Act, we have modified the language to include references to the sector(s) in which the particular fund's concentration policy applies. The following funds intend to propose the concentration policies listed below to shareholders:

Fund Name	Proposed Concentration Policy
Banking Portfolio

The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the business activities of the industries in the financials sector.

Consumer Finance Portfolio

The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the business activities of the industries in the financials sector.

Communications Equipment Portfolio

The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the business activities of the industries in the information technology and telecommunications sectors.

Fidelity Advisor Communications Equipment Fund

The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the business activities of the industries in the information technology and telecommunications sectors.

The following funds are withdrawing their original request to seek shareholder approval to change their respective concentration policies and will leave those policies as they are currently stated in their respective registration statements:

Fund Name
Construction and Housing Portfolio
Consumer Discretionary Portfolio
Fidelity Advisor Consumer Discretionary Fund
VIP Consumer Discretionary Portfolio
Fidelity Advisor Energy Fund
VIP Energy Portfolio
Fidelity Advisor Financial Services Fund
Fidelity Advisor Health Care Fund
Fidelity Advisor Industrials Fund
Industrials Portfolio
VIP Industrials Portfolio
Fidelity Advisor Technology Fund
IT Services Portfolio
Materials Portfolio
VIP Materials Portfolio
Environment and Alternative Energy Portfolio
Fidelity Advisor Real Estate Fund
Fidelity International Real Estate Fund
Fidelity Real Estate Investment Portfolio
VIP Real Estate Portfolio
Consumer Staples Portfolio
VIP Consumer Staples Portfolio
VIP Telecommunications Portfolio
Fidelity Advisor Utilities Fund
VIP Utilities Portfolio
Fidelity Telecom and Utilities Fund

Fidelity Advisor Series VII (File No. 811-03010); Fidelity Select Portfolios (File No. 811-03114); Fidelity Covington Trust (File No. 811-07319), and Variable Insurance Products Fund IV (File No. 811-03759)

_____________________________________________________________________________________

2. All funds

C: The Staff requests that each Fund provide a representation that the Fund will not print or mail its proxy statement prior to addressing the previous comment with the Staff.

R: We affirm the aforementioned statement.

3. Proposal #1 - To elect a Board of Trustees.

C: The Staff requests we provide information per Instruction 6 to Item 22(b)(1) regarding the specific skills, attributes, and reasoning for each Trustee to serve as a member of the Board of Trustees.

R: We believe that the information in Proposal 1 sufficiently describes the diverse experience, attributes, and skills relevant to each nominee's qualifications to serve as a Trustee. We also call the Staff's attention to the disclosure under the heading "Board Structure and Oversight Function and Standing Committees of the Funds' Trustees," which includes a description of the minimum qualifications that candidates for trustee must possess.

4. Brokerage and Investment Management Portfolio
Proposal #2 - To eliminate a Fundamental Investment Policy

"The fund normally invests at least 80% of its assets in securities of companies principally engaged in the exchange of financial instruments, stock brokerage, commodity brokerage, investment banking, tax-advantaged investment or investment sales, investment management, or related investment advisory and financial decision support services."

C: The Staff requests the removal of exchanges from the 80% policy because it does not fall under either brokerage or investment management.

R: The Fund believes that companies engaged in the exchange of financial instruments fall within the term "brokerage" and, therefore, the inclusion of these types of companies in the Fund's 80% policy is appropriate.

5. Medical Equipment and Systems Portfolio
Proposal # 2- For shareholders of certain funds, to eliminate a fundamental investment policy.

"The fund normally invests at least 80% of its assets in securities of companies principally engaged in research, development, manufacture, distribution, supply or sale of medical equipment, [and] devices, and related technologies, companies enabling drug discovery, and companies providing information technology services primarily to health care providers."

C: The Staff would like us to disclose what is meant by companies enabling drug discovery.

R: We believe the disclosure adequately addresses the description of the types of securities in which the fund may invest.

Fidelity Advisor Series VII (File No. 811-03010); Fidelity Select Portfolios (File No. 811-03114); Fidelity Covington Trust (File No. 811-07319), and Variable Insurance Products Fund IV (File No. 811-03759)

_____________________________________________________________________________________

6. Electronics Portfolio
Proposal #2 - To eliminate a Fundamental Investment Policy

"The fund normally invests at least 80% of its assets in securities of companies principally engaged in the design, manufacture, or sale of semiconductors and other electronic components [electronic components (semiconductors, connectors, printed circuit boards and other components)]; equipment vendors to semiconductor and electronic component manufacturers; semiconductor and electronic component distributors; and related instruments and systems vendors [electronic instruments and electronic systems vendors]."

C: The Staff notes that the former name works better with the 80% policy. For consistency with the new fund name, the Staff requests that we remove the underlined disclosure above.

R: Investments in companies that are engaged in the design, manufacture, or sale of other electronic components will still be a part of the fund's investment policy. The disclosure addresses the industry or group of industries that the fund includes in the 80% category.

7. All funds

Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.